EXHIBIT 99.2

Hydrogenics Corporation

First Quarter 2015
Management’s Discussion and Analysis

Hydrogenics Corporation

The following Management’s Discussion and Analysis (“MD&A”) of Hydrogenics Corporation (“Hydrogenics” or the “Company”) should be read in conjunction with the Company’s Interim Consolidated Financial Statements and related notes for three months ended March 31, 2015 and the Audited Consolidated Financial Statements and related notes for the year ended December 31, 2014.  The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company uses certain non-IFRS financial performance measures in this MD&A.  For a detailed reconciliation of each of the non-IFRS measures used in this MD&A, please see the discussion under “Non-IFRS Measures” below.

In this MD&A, all currency amounts (except per unit amounts) are in thousands and, unless otherwise stated, they are in thousands of United States dollars (“US Dollars”).  The information presented in this MD&A is as of May 5, 2015, unless otherwise stated.

Additional information about Hydrogenics, including our 2014 Audited Consolidated Financial Statements and our Annual Report on Form 40-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 22 of this MD&A.

“Hydrogenics” or the “Company” or the words “our,”  “us” or “we” refer to Hydrogenics Corporation and its subsidiaries.

First Quarter 2015 Management’s Discussion and Analysis	Page 2

Hydrogenics Corporation

Management’s Discussion and Analysis Table of Contents
Section	Description	Page
1	Overall Performance	4
2	Operating Results	6
3	Financial Condition	9
4	Summary of Quarterly Results	10
5	Outlook	10
6	Liquidity	11
7	Capital Resources	14
8	Off Balance Sheet Arrangements	14
9	Related Party Transactions	15
10	Critical Accounting Estimates	15
11	Changes in Accounting Policies and Recent Accounting Pronouncements	15
12	Disclosure Controls	15
13	Internal Control Over Financial Reporting	16
14	Reconciliation of Non-IFRS Measures	17
15	Risk Factors	19
16	Outstanding Share Data	21
17	Forward-looking Statements	21

First Quarter 2015 Management’s Discussion and Analysis	Page 3

Hydrogenics Corporation

1	Overall Performance

Selected Financial information

	Three months ended March 31,		2015 vs 2014
	2015	2014	% Favourable (Unfavourable)
OnSite Generation	3,335	5,963	(44%)
Power Systems	4,196	2,096	100%
Total Revenue	7,531	8,059	(7%)

Gross profit	1,153	1,917	(40%)
Gross Margin %	15%	24%

Selling, General and Administrative Expenses	2,579	4,567	44%
Research and Product Development Expenses	1,022	916	(12%)

Income (Loss) from Operations	(2,448)	(3,566)	31%
Net Loss	(3,427)	(3,749)	9%
Net Loss Per Share	(0.34)	(0.41)	17%
Cash Operating Costs1	3,534	3,727	5%
Adjusted EBITDA1	(2,313)	(1,729)	(34%)
Cash used in Operating Activities	(1,364)	(3,816)	64%
Cash and Cash Equivalents (including Restricted Cash)	9,519	11,620	(18%)
Total Assets	44,708	45,045	(1%)
Total Non-Current Liabilities (excluding Deferred Revenue)	4,686	3,789	(24%)

1	Cash operating costs and Adjusted EBITDA are Non-IFRS measures. Refer to section 14 - Reconciliation of Non-IFRS Measures.

Highlights for the three months ended March 31, 2015 compared to the three months ended March 31, 2014

•
Revenues decreased by $528 or 7% to $7,531 for the three months ended March 31, 2015 compared to $8,059 for the same period of the prior year.  The decrease in revenue was due to fewer orders shipped in the current quarter combined with the weakening of the euro which also impacted revenue.  During first quarter of 2015, the Company received new orders for $5.7 million (2014 - $9.8 million) consisting of $4.6 million (2014 - $8.1 million) for the OnSite Generation business and $1.1 million (2014 - $1.7 million) for the Power Systems business.  Total backlog for the first quarter of 2015 was $55.8 million compared to $58.5 million for the same period a year ago.

First Quarter 2015 Management’s Discussion and Analysis	Page 4

Hydrogenics Corporation

						Expected Revenue Recognition
	Dec 31, 2014 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	March 31, 2015 backlog	During next 12 months	Beyond next 12 months
OnSite Generation	$28.3	$4.6	$(1.9)	$3.3	$27.7	$27.7	$-
Power Systems	33.9	1.1	(2.7)	4.2	28.1	7.5	20.6
Total	$62.2	$5.7	$(4.6)	$7.5	$55.8	$35.2	$20.6

•
Selling, general and administrative (“SG&A”) expenses for the first quarter of 2015 of $2,579 were lower by $1,988 or 44% compared to $4,567 for the prior year quarter.  The improvement over the prior year was primarily due to the impact of the higher mark-to-market adjustment on the restricted share units (“RSUs”) and deferred share units (“DSUs”) at C$30.05 per share in the prior year compared the current quarter with a share price of C$14.40 per share.  Additionally there was no mark-to-market adjustment on the RSUs in current quarter due to their vesting and being paid out at the end of 2014.  SG&A was also lower in the first quarter of 2015 compared to same quarter of the prior year due to the lower value of the euro and Canadian dollars when compared to the US dollar in the current quarter.

•	Research and development expenses were $1,022 for the three months ended March 31, 2015 compared to $916 in the same period of 2014 and were on target with the prior year.

•
Net loss for the three months ended March 31, 2015, was $3,427 or $0.34 per share compared to a net loss of $3,749 or $0.41 per share for the same quarter of the prior year.  The net loss in the current quarter reflects the improvement due to the lower mark-to-market adjustment on the value of RSUs and DSUs indicated above, somewhat offset by lower margins and losses on foreign currency translation compared to the prior year period.

•
Cash operating costs were $3,534 for the three months ended March 31, 2015 compared to $3,727 for the three months ended March 31, 2014, with the lower costs due to lower SG&A expenses in the current year due to the impact of lower exchange rates on the translation of costs from euros and Canadian dollars to US dollars.

•
Adjusted EBITDA loss increased to $2,313 for the three months ended March 31, 2015 from $1,729 for the same period last year. The decline resulted from lower margin sales and slightly higher research and development costs in the current year period.

•
Net loss decreased by $322 or $0.07 per share to $3,427 or $0.34 per share in the current quarter from $3,749 or $0.41 per share, primarily due to the lower mark-to-market adjustment on DSUs and RSUs in the current quarter partially offset by losses on the foreign currency translation of long term receivables and lower margins as indicated above.

First Quarter 2015 Management’s Discussion and Analysis	Page 5

Hydrogenics Corporation

2	Operating Results

Business Segment Review

We report our results in two business segments, being OnSite Generation and Power Systems. These segments are differentiated by the products developed and end-customer markets. Our reporting structure reflects the way we manage our business and how we classify our operations for planning and measuring performance.  The corporate office and administrative support is reported under Corporate and Other.

OnSite Generation

Our OnSite Generation business segment is primarily based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets.

Our OnSite Generation technology involves the decomposition of water into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte. The resultant hydrogen gas is captured and used for industrial gas applications, hydrogen fueling applications, and to store renewable and surplus energy in the form of hydrogen gas.  Our HySTAT® branded electrolyser products are based on over 60 years of hydrogen experience, meet international standards, such as ASME, CE, Rostechnadzor and UL, and are certified ISO 9001 from design to delivery.  Our HySTAT® products can be configured for both indoor and outdoor applications. We also develop and deliver hydrogen generation products based on PEM water electrolysis, which are used to serve utility-scale energy storage markets. Our Power System business segment’s expertise in PEM fuel cells provided the critical technological advancements which lead to the commercial launch of our mega-watt (MW) PEM electrolyser stack technology in 2013.

The worldwide market for hydrogen, which includes the merchant gas market for hydrogen, is estimated at $5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generated by our products. We believe the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million. We believe the size of the addressable market for on-site hydrogen generation equipment could more than double if energy storage and electrolysis based hydrogen fueling stations gain widespread acceptance.

Our OnSite Generation products are sold to leading merchant gas companies, such as Air Liquide and Linde Gas and end-users requiring high purity hydrogen produced on-site for industrial applications.  We also sell and service products for progressive oil and gas companies, such as Shell Hydrogen, requiring hydrogen fueling stations for transportation applications. Recent increases in orders and interest for fueling stations in Europe, California, the UK and elsewhere, have signaled what we believe could be a major increase in the size of this market. In 2009, we began to sell our products to leading electric power utilities to satisfy the need for renewable energy storage. During the past year, we have witnessed increased interest and orders for our small, medium and large scale energy storage products, which serve the need for ancillary electrical power services, such as grid balancing and load profiling.  While this area is heavily dependent on public funding initiatives, it continues to present compelling growth opportunities.

The business objectives for our OnSite Generation group are to: (i) continue to pursue opportunities for customers to convert otherwise wasted renewable and other excess energy, such as wind, solar or excess base load energy, into hydrogen; (ii) further expand into traditional markets, such as Eastern Europe (including Russia), Asia and the Middle East; (iii) grow our fueling station business; (iv) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (v) reduce the cost of ownership of our products through design and technology improvement; and (vi) further increase the reliability and durability of our products to exceed the expectations of our customers and improve the performance of our applications.

First Quarter 2015 Management’s Discussion and Analysis	Page 6

Hydrogenics Corporation

Selected Financial Information

	Three months ended March 31
	2015	2014	% Favourable (Unfavourable)
Revenues	$3,335	$5,963	(44%)
Gross profit	277	767	(64%)
Gross margin %	8%	13%	(38%)
Selling, General and Administrative Expenses	635	841	(24%)
Research and Product Development Expenses	424	382	(11%)
Segment Loss	$(782)	$(456)	(71%)

Revenues decreased by $2,628 or 44% to $3,335 for the three months ended March 31, 2015 compared to $5,963 for the same period of 2014, with two large projects shipped in the first quarter of 2014 with no comparable orders in the current period.  Orders awarded for the three months ended March 31, 2015 were $4.6 million (March 31, 2014 – $8.1 million).  At March 31, 2015 we had $27.7 million (March 31, 2014 – $24.5 million), to be delivered and recognized as revenue in the next 12 months.

Gross Margin declined in the first quarter of 2015 to 8% compared 13% in the first quarter of 2014 primarily due to higher margin projects in the prior year.

Selling, General and Administrative (“SG&A”) Expenses were lower at $635 for the three months ended March 31, 2015 compared to $841 for the same period of the previous year as a result of the decline in the euro versus the US dollar in the translation of these expenses.

R&D Expenses were $424 during first quarter of 2015 were in line with spending of $382 for the first quarter of 2014.

Segment Loss increased $326 to a loss of $782 for the three months ended March 31, 2015 compared to a loss of $456 for the same period of the prior year largely due the lower margin sales in the current period.

Power Systems

Our Power Systems business segment is primarily based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany.  Our Power Systems business is based on proton exchange membrane (“PEM”) fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy.  Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. Our HyPM® products are configured into multiple electrical power outputs ranging from five kilowatts to multiple megawatts with ease of integration, high reliability and operating efficiency, delivered from a highly compact unit.

Our target markets include stationary power applications through a joint venture with Kolon Global in South Korea, backup power for telecom, data centre installations and motive power applications, such as buses, trucks and utility vehicles. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. The worldwide market for data centre backup power is estimated to be in excess of $6 billion and the market for telecom backup power is estimated to be $2 to $3 billion in the United States alone, based on a complete displacement of existing products serving this market.

Our Power Systems products are sold to leading Original Equipment Manufacturers (“OEMs”), to provide backup power applications for telecom installations and vehicle and other integrators for motive power, direct current (“DC”) and alternative current (“AC”) backup and to the military, aerospace and other early adopters of emerging technologies,. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications.

First Quarter 2015 Management’s Discussion and Analysis	Page 7

Hydrogenics Corporation

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform for many markets, thereby enabling ease of manufacturing and reduced development spending; (ii) achieve further market penetration in the backup power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements, including price, performance and features; (iii) reduce product cost; (iv) invest in sales and market development activities in the backup power and motive power markets; (v) continue to target the military and other early adopters of emerging technologies as a bridge to future commercial markets; and (vi) secure the requisite people and processes to align our resource capabilities with anticipated growth plans.

Our Power Systems business competes with several well-established battery and internal combustion engine companies in addition to several other fuel cell companies. We compete on relative price/performance and design innovation. In the backup power market, we believe our HyPM® systems have an advantage over batteries and internal combustion engines for customers seeking extended run requirements, by offering more reliable and economical performance.  In motive power markets, we believe our HyPM® products are well positioned against diesel generation and lead-acid batteries by offering increased productivity and lower operational costs.

Selected Financial Information

	Three months ended March 31
	2015	2014	% Favourable (Unfavourable)
Revenues	$4,196	$2,096	100%
Gross Profit	876	1,150	(24%)
Gross margin %	21%	55%	(62%)
Selling, General and Administrative Expenses	920	1,055	13%
Research and Product Development Expenses	579	532	(9%)
Segment Loss	$(623)	$(437)	(43%)

Revenues increased $2,100 or 100% to $4,196 for the three months ended March 31, 2015 compared to $2,096 for three months ended March 31, 2014.  The current quarter increase included the delivery of a large project to a research organization in Germany.  Orders awarded for the three months ended March 31, 2015 were $1.1 million (March 31, 2014 - $1.7 million).  At March 31, 2015, backlog was $28.1 million (March 31, 2014 - $34.0 million) of confirmed orders for Power Systems’ products and services, with $7.5 million of this backlog expected to be recognized as revenue in the next twelve months.

Gross Margin declined to 21% during the first quarter of 2015 from 55% for the first quarter of the prior year, with the decline in the current period due to product mix with a larger percentage of higher margin engineering services in the prior year and the impact of the lower margin German project in the current period.

SG&A Expenses decreased by 13% to $920 for the three months ended March 31, 2015 compared to $1,055 for the three months ended March 31, 2014.  Expenses were lower in the current year as a result of the translation of the largely Canadian dollar expenses at lower Canadian dollar exchange rates versus the US dollar.

R&D Expenses were $579 during the first quarter of 2015 and were in line with spending of $532 during the first quarter of the prior year.

Segment loss increased $186 to a loss of $623 for the three months ended March 31, 2015 compared to a loss of $437 for the three months ended March 31, 2014, primarily due to the lower margin projects during the current year.

First Quarter 2015 Management’s Discussion and Analysis	Page 8

Hydrogenics Corporation

Corporate and Other

Selected Financial Information

	Three months ended March 31
	2015	2014	% Favourable (Unfavourable)
Selling, general and administrative expenses	$1,024	$2,671	62%
Research and product development expenses	19	2	(850%)
Net other finance losses	-	(140)	100%
Loss on joint venture	(16)	-	(100%)
Interest expense	(127)	(132)	4%
Foreign exchange gains (losses) net	(836)	89	(1,039%)
Total	$(2,022)	$(2,856)	29%

SG&A Expenses decreased by $1,647 or 62% to $1,024 for the three months ended March 31, 2015 compared to $2,671 for three months ended March 31, 2014 primarily due to impact of the lower mark-to-market adjustment on RSUs and DSUs in the current year, as a result of the decline of our share price at the end of the current period as explained above.

R&D Expenses were $19 for the first quarter of 2015 slightly higher than the same period of the prior year and reflect the cost of maintaining our intellectual property.

Foreign exchange gains (losses) decreased to a loss of $836 from a gain $89 primarily due to the revaluation of euro and Canadian dollar receivables at the current exchange rates.

3	Financial Condition

	March 31	December 31	Increase/(decrease)
	2015	2014	$	%
Cash, cash equivalents, restricted cash and short-term investments	$9,519	$10,421	$(902)	(9%)
Trade and other receivables	11,839	12,900	(1,061)	(8%)
Inventories	14,164	14,698	(534)	(4%)
Operating borrowings	2,151	-	2,151	100%
Trade and other payables	10,885	13,156	(2,271)	(17%)
Warranty provisions (current and non-current)	2,124	2,547	(423)	(17%)
Deferred revenue (current and non-current)	15,207	12,912	2,295	(18%)
Other non-current liabilities	$3,229	$3,464	(235)	(7%)

Cash, cash equivalents, restricted cash and short-term investments were $9.5 million, a decreased of $902 or 9%. Refer to Section 6 - Liquidity for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $11.8 million, a decrease of $1.1 million or 8% due to the collection of outstanding receivables in the quarter and the revaluation of Canadian and euro receivables at current rates somewhat offset by an increase in accrued receivables relating to the contract for integrated power propulsion systems for an OEM, where revenue and receivables are recognized using the percentage of completion method, and the timing of the cash collected on outstanding receivables for this project does not correspond to recognition of the revenue and receivables.

First Quarter 2015 Management’s Discussion and Analysis	Page 9

Hydrogenics Corporation

Inventories were $14.2 million compared to $14.7 at the end of the prior year consistent with our growth targets and our increases in expected product deliveries during 2015.

Trade and other payables were $10.9 million and were lower by $2.3 million compared to $13.2 million at the end of the prior year as a result of suppliers payments for inventory shipped during the fourth quarter.

Warranty provisions were $2.1 million, a decrease of $423 or 17% due to lower anticipated warranty claims based on our current warranty experience.

Deferred revenues were $15.2 million, an increase of $2.3 million or 18% reflecting customer deposits received on order bookings in the OSG business segment.

Other non-current liabilities were $3.2 million at March 31, 2015, a decrease of $235 or 7%, with the decrease due to revaluation of Canadian dollar loans at current exchange rates.

4	Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended March 31, 2015.

	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2
Revenues	$7,531	$15,673	$11,093	$10,723	$8,059	$11,000	$9,236	$9,786
Gross Profit	1,153	2,989	3,067	3,240	1,918	2,705	2,730	2,749
Gross Margin %	15%	19%	28%	30%	24%	25%	30%	28%
Adjusted EBITDA1	(2,313)	160	(683)	(288)	(1,728)	(165)	(350)	(873)
Net (Loss) Income	(3,427)	612	$(1,262)	$(125)	$(3,747)	$(3,100)	$(491)	$(4,178)
Net (Loss) income Per Share - (Basic and Fully Diluted)	$(0.34)	$0.06	$(0.13)	$(0.01)	$(0.40)	$(0.35)	$(0.05)	$(0.49)
Weighted Average Common Shares Outstanding	10,090,481	10,089,891	10,089,508	9,605,220	9,073,527	9,003,960	8,963,599	8,542,637

1.           Adjusted EBITDA is a Non-IFRS measure, refer to Section 14 – Reconciliation of Non-IFRS Measures.

5	Outlook

Current Market Environment

Although first quarter results were negatively impacted by order timing and the weakening Euro to the US dollar, we are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization. We are also seeing a gradual maturation around the regulatory framework needed to integrate energy storage into an overall energy framework to permit its cost effective rollout.  In addition, we continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union (particularly in Germany) and the United States (particularly in California), which we expect will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe, California, the UK and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

Our joint venture with Kolon Water and Energy also provides for a unique application of fuel cell power modules to provide stationary primary power at the megawatt class.  The Korean government regulatory support for fuel cell technology provides an avenue for significant growth in this area.  We do have visibility to significant growth above 2014’s sales in this year and beyond.

First Quarter 2015 Management’s Discussion and Analysis	Page 10

Hydrogenics Corporation

The traditional on-site industrial hydrogen market has seen solid growth in recent months. The growth in this market is correlated to the economies of regions which do not have ready access to hydrogen delivery by truck or pipeline.  As costs of truck transport rise the competitiveness of the onsite solution improves.

Over the past few years, we have taken significant steps to reduce operating and product costs, streamline our operations and consolidated financial position.  At March 31, 2015, our order backlog was $55.8 million (March 31, 2014 - $58.5 million) spread across numerous geographical regions, of which $35.2 million is expected to be recorded as revenue in the next twelve months.

However, as a global Company, we are subject to the risks arising from adverse changes in global economic and political conditions.  Economic conditions in leading and emerging economies have been, and remain, unpredictable.  In particular, currency fluctuations could have the impact of significantly reducing revenue and gross margin as well as the competitive positioning of our product portfolio.  These macroeconomic changes could result in our current or potential customers delaying or reducing purchases. As we have witnessed in recent years, there is a threat of reduced sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Delivery Outlook

Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors beyond our control, such as macroeconomic conditions.  As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources. As we continue to win these large projects our revenue and income could have significant swings quarter to quarter coinciding with the shipment of these orders.

Delivery delays in backlog caused by factors such as (but not limited to), supply chain delivery delays, delays caused by shipping carrier, customer credit risk issues, delays requested by the customer and local country customs entry delays could cause revenue recognition on these products to shift into later quarters of 2015 and into 2016.

6	Liquidity

Cash Used in Operating Activities

	Three months ended March 31
	2015	2014	$ Change
Net loss	$(3,427)	$(3,749)	$322
(Increase) decrease in restricted cash	537	(253)	790
Changes in non-cash working capital	1,249	(1,972)	3,221
Other items not affecting cash	277	2,158	(1,881)
Cash used in operating activities	$(1,364)	$(3,816)	$2,452

Cash used in operating activities during the first quarter of 2015 decreased by $2,452 to $1,364 compared to $3,816 used in the first quarter of 2014 with the decrease largely due to the decrease in margin and changes in non-cash working capital.

Changes in restricted cash decreased by $790 as a result of the release of restricted cash related to letters of credit for customer deposit upon the shipment of their orders during the quarter.

First Quarter 2015 Management’s Discussion and Analysis	Page 11

Hydrogenics Corporation

Changes in non-cash working capital increased $3,221 compared to the same period of the prior year as a result of lower receivables and inventories in the current quarter.

Cash Used in Investing Activities

	Three months ended March 31
	2015	2014	$ Change
Proceeds on disposals	$-	$9	$(9)
Purchases of property plant and equipment	(371)	(306)	(65)
Purchase of intangibles	-	(80)	80
Cash used in investing activities	$(371)	$(377)	$6

Cash used in investing activities during the three months ended March 31, 2015 was $371 compared to $377 for the three months ended March 31, 2014.

Cash Provided By Financing Activities

	Three months ended March 31
	2015	2014	$ Change
Proceeds of borrowings	$2,151	$1,722	429
Repayment of government contributions	-	(50)	50
Common shares issued on stock options exercised	6	109	(103)
Cash provided by financing activities	$2,157	$1,781	$376

Cash provided by financing activities for the three months ended March 31, 2015 increased by $376 to $2,157 compared to $1,781 in the first quarter of the prior year with the increase due to a larger draw on operating borrowings in the current period.

Contractual Obligations

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt1	$5,244	-	$2,201	$2,063	$980
Operating borrowings	2,151	2,151	-	-	-
Operating leases	3,529	770	1,433	948	378
Purchase obligations	6,411	6,411	-	-	-
Repayable government contributions	621	276	345	-	-
Total contractual obligations2	$17,956	$9,608	$3,979	$3,011	$1,358

1.	Represents the undiscounted amounts payable as disclosed below under “Other Loan Facilities”.
2.	The table excludes the DSU liability of $1,024 included in our current liabilities which relate to units that are only settled once a director resigns as a director.

First Quarter 2015 Management’s Discussion and Analysis	Page 12

Hydrogenics Corporation

Credit Facilities

We utilize a credit facility with a Belgian financial institution, to better manage our short-term cash requirements and to support standby letters of credit and letters of guarantee provided to customers.  At March 31, 2015, €3,327 or approximately $3,578 of standby letters of credit and letters of guarantee were outstanding and €2,000 or $2,151 was drawn against the operating line of credit.  At March 31, 2015, the Company had €1,673 or approximately $1,799 (December 31, 2014 - $4,064) available under this facility for use only for letters of credit and bank guarantees.

The credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1,000 first charge covering all assets of our Belgian subsidiary (the “Borrower”). The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account, divided by total liabilities of not less than 25% and ensure that its intercompany accounts with Hydrogenics do not fall below a defined level. At March 31, 2015, the Borrower was in compliance with these covenants.

On July 15, 2014, the Company’s Mississauga business segment entered into an agreement for additional operating lines of credit of C$6,248 (December 31, 2014 - $2,374) or approximately $4,933 of which $3,109 was outstanding at March 31, 2015 as standby letters of credit and letters of guarantee issued.  At March 31, 2015, the Company had $1,823 (December 31, 2014 - $1,879) available under this credit facility for use only for letters of credit and bank guarantees.

In addition to above, the Company’s German subsidiary had an outstanding bank guarantee for approximately $76 (December 31, 2014 - $86).

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of the Company’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Company fails to perform its obligations under the sales contracts.

Other Loan Facilities

On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to C$6.0 million.  Eligible costs must be incurred between October 1, 2010 and September 30, 2015.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the repayment terms are unaffected; however, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

There was no availability remaining under this facility at March 31, 2015. The loan is collateralized by a general security agreement covering assets of the Company.  Additionally, the loan requires that we maintain a minimum cash deposit in a Canadian Financial institution.

First Quarter 2015 Management’s Discussion and Analysis	Page 13

Hydrogenics Corporation

The Company may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture partnerships, equipment financings or other receivables financing arrangements. The Company may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’s results of operations or financial condition.

7	Capital Resources

The Company considers its capital employed to consist of shareholders’ equity and total debt, net of cash and cash equivalents as follows:

	March 31, 2015	December 31, 2014
Shareholders’ equity	$11,112	$15,476
Operating borrowings	2,151	-
Long term debt and repayable government contributions	3,301	3,475
Total	16,564	18,951
Less cash and cash equivalents and restricted cash	9,519	10,421
Capital Employed	$7,045	$8,530

The Company’s financial objective when managing capital is to make sure that we have the cash and debt capacity and financial flexibility to fund our ongoing business objectives including operating activities, investments and growth in order to provide returns for our shareholders and other stakeholders.

We monitor our capital structure and makes adjustments according to market conditions in an effort to meet our objectives given the Company’s operating and financial performance and current outlook of the business and industry in general. The Company’s alternatives to fund future capital needs include cash flows from operating activities, debt or equity financing, adjustments to capital spending and/or sale of assets. The capital structure and these alternatives are reviewed by management and the board of directors of the Company on a regular basis to ensure the best mix of capital resources to meet the Company’s needs.

8	Off-Balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

In the normal course of operations, we occasionally provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as we are not aware of any claims.

First Quarter 2015 Management’s Discussion and Analysis	Page 14

Hydrogenics Corporation

9	Related Party Transactions

In the normal course of operations, we subcontract certain manufacturing functions to a company owned by a family member of a senior officer, director, and shareholder of the Company.  During the first quarter of 2015, Hydrogenics made purchases of $9 (2014 - $35) from this related company.  At March 31, 2015, the Company had an accounts payable balance due to this related party of $2 (2014 - $8).  We believe that transactions with this company are consistent with those we have with unrelated third parties.

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy to form the joint venture Kolon Hydrogenics and the Company holds an equity investment in this joint venture.  During 2015, the Company sold the joint venture a one megawatt power generation unit for $3,136 and at the end of March 31, 2015 the Company had a receivable of $935 owing from the joint venture, which is included in accrued accounts receivable.

All related party transactions involve the parent company and there are no related party transactions to disclose for the Company’s subsidiaries.

10	Critical Accounting Estimates

The Company’s management make judgments in it process of applying the Company’s accounting policies in the preparation of its consolidated financial statements.  In addition, the preparation of financial information requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period.  Actual results may differ from those estimates as the estimation process is inherently uncertain.  Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances.  Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company’s financial information are reflected in Note 3 of the Company’s 2014 annual audited consolidated financial statements.

11	Changes in Accounting Policies and Recent Accounting Pronouncements

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective January 1, 2015 are disclosed in Note 2 of our condensed consolidated interim financial statements for the three months ended March 31, 2015.

12	Disclosure Controls

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under Canadian and US securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

First Quarter 2015 Management’s Discussion and Analysis	Page 15

Hydrogenics Corporation

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under "Internal Control over Financial Reporting,", our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of March 31, 2015.

We are still in the process of remediating the material weakness identified at year end and expect our disclosure controls and procedures will be effective as of June 30, 2015

13	Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

At December 31, 2014, the Company identified there was a material weakness in internal control over financial reporting related to our foreign currency translation procedures.  We completed other procedures, including validating, and in certain cases correcting, the calculation of the impact of foreign currencies on our non-monetary assets in our German subsidiary. These additional procedures allowed us to conclude that, notwithstanding the material weakness in our internal control over financial reporting, the consolidated financial statements fairly presented, in all material respects, our financial position, results of operations, and cash flows for the periods presented in conformity with IFRS.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We did not design and implement internal controls to ensure that non-monetary assets denominated in foreign currency in our German subsidiary were accurately recorded in US dollars. The material weakness resulted in errors in the measurement of non-monetary assets in the German subsidiary that were corrected in the Company’s consolidated financial statements for the year ended December 31, 2014 prior to their release.  Additionally, this material weakness could have, if uncorrected, resulted in a future misstatement of the aforementioned non-monetary assets or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

The Company’s management, including the CEO and CFO, and our Board of Directors have been remediating the material weakness in internal control over financial reporting by enhancing existing controls and introducing new controls over the use of appropriate exchange rates in the recording and translation of foreign currency transactions and balances in our foreign subsidiaries. This remediation is ongoing.

First Quarter 2015 Management’s Discussion and Analysis	Page 16

Hydrogenics Corporation

The design of any system of controls and procedures is based in part on certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

With the above noted changes in our internal control over financial reporting, an evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have affected the internal controls over financial reporting, was conducted as of March 31, 2015, by company management including the CEO and the CFO.  Management assessed the effectiveness of the Company’s internal control over financial reporting at March 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013.  Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were not effective as of March 31, 2015, due to the fact that the remediation process, related to our foreign currency translation procedures, was not yet complete.

14	Reconciliation of Non-IFRS Measures

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. Accordingly, we are presenting Adjusted EBITDA and cash operating costs in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number, disclosure of the purposes of the non-IFRS measure, and how the non-IFRS measure is used in managing the business.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

We report Adjusted EBITDA because it is a key measure used by management to evaluate the performance of business units and the Company. EBITDA or Adjusted EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Company believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis excluding depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors, such as historical cost.  Adjusted EBITDA is regularly reported to the chief operating decision maker.

Our definition of Adjusted EBITDA excludes stock-based compensation, including both share settled PSUs and stock options and cash settled RSUs and DSUs.  We believe that removing these expenses is a better measurement of operational performance.

Adjusted EBITDA is not a calculation based on IFRS and should not be considered an alternative to loss from operations or net income (loss) in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in our computation of Adjusted EBITDA. While Adjusted EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance relative to other companies, investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

First Quarter 2015 Management’s Discussion and Analysis	Page 17

Hydrogenics Corporation

The following table provides a reconciliation of Adjusted EBITDA with net loss:

	Three months ended March 31
	2015	2014
Net loss	$(3,427)	$(3,749)
Finance loss (income)	979	183
Depreciation of property, plant and equipment and intangible assets	161	140
RSUs and DSUs (recovery) expense	(144)	1,561
Stock-based compensation expense (including PSUs)	118	136
Adjusted EBITDA	$(2,313)	$(1,729)

Cash Operating Costs

We report cash operating costs because management feels they are a key measurement of the normal operating costs required to operate the ongoing business units of the Company.  Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash operating costs are not based on IFRS and should not be considered an alternative to loss from operations in measuring the Company’s performance, nor should they be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses, which are disclosed in the consolidated statements of operations. Investors should carefully consider the specific items included in our computation of cash operating costs. While cash operating costs are disclosed herein to permit a more complete comparative analysis of the Company’s cost structure relative to other companies, investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following table provides a reconciliation of cash operating costs with total operating expenses consisting of Selling, general and administrative expenses and Research and product development expenses:

Cash operating costs

	Three months ended March 31
	2015	2014
Selling, general and administrative expenses	$2,579	$4,567
Research and product development expenses	1,022	916
Total operating costs	$3,601	$5,483
Less: Depreciation of property, plant and equipment and intangibles	93	59
Less: RSUs and DSUs	(144)	1,561
Less: Stock-based compensation expense (including PSUs)	118	136
Cash operating costs	$3,534	$3,727

First Quarter 2015 Management’s Discussion and Analysis	Page 18

Hydrogenics Corporation

15	Risk Factors

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost and performance required to be commercially viable against competing technologies and that we have sufficient access to capital to fund these activities. There is also a risk that key markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated – in particular for applications such as energy storage which require leadership at a government and regulatory level.

A summary of our identified risks and uncertainties are as follows:

●
Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

●
The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

●	We may not be able to implement our business strategy and the price of our common shares may decline.
●
Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.

●
We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.

●	Our operating results may be impacted by currency fluctuation.
●	Our insurance may not be sufficient.
●	Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
●
Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

●
Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.

●	Changes in government policies and regulations could hurt the market for our products.

First Quarter 2015 Management’s Discussion and Analysis	Page 19

Hydrogenics Corporation

●	Lack of new government policies and regulations for the energy storage technologies could hurt the development of our hydrogen energy storage products.
●	Development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
●	We could be liable for environmental damages resulting from our research, development or manufacturing operations.
●
We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

●	We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
●
Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

●
We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

●	We may not be able to manage successfully the anticipated expansion of our operations.
●	If we do not properly manage foreign sales and operations, our business could suffer.
●	We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
●	We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
●
We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

●
We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

●
We must continue to lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

●	Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
●	The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.
●	Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
●	We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
●	Our involvement in intellectual property litigation could negatively affect our business.
●	Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.
●	If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.

First Quarter 2015 Management’s Discussion and Analysis	Page 20

Hydrogenics Corporation

●
As a result of a strategic alliance entered into with a significant minority shareholder, they own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

●
If we fail to maintain the requirements for continued listing on NASDAQ, our common shares could be delisted from trading on NASDAQ, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital. Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.

●
Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.

●	US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
●	Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

16	Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.  We had 10,091,325 common shares outstanding at March 31, 2015.

	2015		2014
	Number	Amount	Number	Amount
Balance at January 1	10,090,325	$348,259	9,017,617	$333,312
Warrants exercised	-	-	57,144	1,217
Stock options exercised	1,000	9	13,861	169
At March 31,	10,091,325	$348,268	9,088,622	$334,698

At March 31, 2015, there were 537,224 stock options and 199,772 PSUs outstanding to purchase our common shares.  If these securities are exercised, our shareholders could incur dilution.

17	Forward Looking Statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

First Quarter 2015 Management’s Discussion and Analysis	Page 21

Hydrogenics Corporation

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on NASDAQ; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2015 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

First Quarter 2015 Management’s Discussion and Analysis	Page 2